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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29565

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Financial Securities, Inc. of America

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 N. Sam Houston Pkwy E., Suite 500
(No. and Street)

Houston	Texas	77060
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Forrester (281) 847-8422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ham, Langston & Brezina, LLP
(Name – *if individual, state last, first, middle name*)

11550 Fuqua, Suite 475	Houston	Texas	77034
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry Forrester, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Financial Securities of America, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Cathy Young

Notary Public

CATHY YOUNG
Notary Public, State of Texas
My Commission Expires
May 23, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT ACCOUNTANTS
as of and for the years ended December 31, 2008 and 2007

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

TABLE OF CONTENTS

HLB

HAM, LANGSTON & BREZINA, L.L.P.

11550 FUQUA, SUITE 475
HOUSTON, TEXAS 77034
PHONE (281) 481-1040
FAX (281) 481-8485
www.hlb-cpa.com

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
First Financial Securities of America, Inc.:

We have audited the accompanying statements of financial condition of First Financial Securities of America, Inc. (the "Company") as of December 31, 2008 and 2007, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Financial Securities of America, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 10, during 2008, the Company changed its method of allocating its defined benefit costs, liabilities and accumulated other comprehensive (loss)/income among its affiliated companies.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Ham, Langston & Brezina, L.L.P.

Houston, Texas
February 26, 2009

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2008 and 2007

ASSETS	2008	2007
Current assets:		
Cash and cash equivalents	$ 810,613	$ 730,113
Commissions receivable	123,065	154,493
Prepaid expenses and other current assets	65,168	66,801
Deferred tax asset	39,297	9,753
Total current assets	1,038,143	961,160
Capital lease assets, net	373	769
Total assets	$1,038,516	$ 961,929
LIABILITIES AND SHAREHOLDER'S EQUITY		
Accounts payable and accrued expenses	$ 33,884	$ 79,571
Accounts payable, related parties	64,262	32,162
Current portion of capital lease obligation	444	410
Income taxes payable to Parent	287,931	250,249
Total current liabilities	386,521	362,392
Capital lease obligation, net of current portion	-	444
Long-term pension liability	96,397	20,416
Total liabilities	482,918	383,252
Commitments and contingencies		
Shareholder's equity:		
Class A common stock, no par value; 375,000 shares authorized, issued, and outstanding	1,000	1,000
Additional paid-in capital	11,000	11,000
Accumulated other comprehensive loss	(68,463)	(8,779)
Retained earnings	612,061	575,456
Total shareholder's equity	555,598	578,677
Total liabilities and shareholder's equity	$1,038,516	$ 961,929

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

STATEMENTS OF INCOME

for the years ended December 31, 2008 and 2007

	2008	2007
Revenues:		
Commission revenue	$1,276,142	$1,476,579
Expenses:		
Sales commissions	473,785	565,853
Service fee	408,000	390,000
Salaries	95,205	101,252
Bonuses	1,300	-
Insurance	58,173	61,000
Licenses and fees	59,339	25,575
Employee benefits	51,517	30,153
Accounting and legal	16,398	71,801
Rent	9,967	12,247
Telephone	5,448	4,866
Taxes	11,953	7,750
Other operating expenses	14,953	13,029
Postage and shipping	9,068	5,066
Amortization	396	396
Printing and graphics	525	920
Equipment leasing	3,464	5,626
Computer related expenses	240	-
Auto expense	62	52
Total expenses	1,219,793	1,295,586
Net income before income taxes	56,349	180,993
Provision (benefit) for income taxes:		
Current	17,150	62,121
Deferred	2,594	1,226
	19,744	63,347
Net income	$ 36,605	$ 117,646

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

for the years ended December 31, 2008 and 2007

	Class A Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholder's Equity
Balance, December 31, 2006	$ 1,000	$ 11,000	$ 457,810	$ -	$ 469,810
Net income	-	-	117,646	-	117,646
Comprehensive income					587,456
Impact of FAS No. 158 adoption, net of income taxes	-	-	-	(8,779)	(8,779)
Balance, December 31, 2007	1,000	11,000	575,456	(8,779)	578,677
Net income	-	-	36,605	-	36,605
Comprehensive income					615,282
Changes in funded status of pension plan, net of taxes	-	-	-	(59,684)	(59,684)
Balance, December 31, 2008	$ 1,000	$ 11,000	$ 612,061	$ (68,463)	$ 555,598

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

STATEMENTS OF CASH FLOWS

for the years ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income	$ 36,605	$ 117,646
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	396	396
Deferred tax expense	2,594	1,226
Changes in:		
Commissions receivable	31,428	10,647
Prepaid expenses and other current assets	1,633	(4,409)
Accounts payable and accrued expenses	(45,687)	6,855
Long-term pension liability, net	(15,841)	453
Accounts payable, related party	32,100	(33,841)
Income tax payable	37,682	61,370
Net cash provided by operating activities	80,910	160,343
Cash flows from financing activities:		
Payments on capital lease obligation	(410)	(377)
Net cash used in financing activities	(410)	(377)
Net increase in cash and cash equivalents	80,500	159,966
Cash and cash equivalents, beginning of year	730,113	570,147
Cash and cash equivalents, end of year	$ 810,613	$ 730,113
Supplemental disclosures of cash flow information:		
Interest paid	$ 28	$ 46
Income taxes paid	$ -	$ -

The accompanying notes are an integral part of these financial statements.

1. Description of Business

First Financial Securities of America, Inc., (the "Company" or "FFS"), a wholly owned subsidiary of American Fidelity Assurance Company (the "Parent"), is a private investment banking firm and fully disclosed Securities Broker-Dealer located in Houston, Texas. The Company is registered as a Broker-Dealer with the Securities and Exchange Commission and is a member of the Financial Institutions Regulatory Authority ("FINRA"). The Company's business is primarily the sale of variable annuity products to employees of school districts which are marketed through First Financial Corporation, Inc. ("FFC"), a company associated with the Company's former Parent which shares certain common management.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Company prepares its financial statements using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

Revenue consisting of commissions earned from the sponsor of the variable annuity products is generally recognized upon the closing of the sale of the products.

Allowance for Doubtful Accounts

The allowance for doubtful accounts reflects management's best estimate of probable losses inherent in the account receivable balance. The Company determines the allowance based on known troubled accounts, historical experience, and other currently available evidence. At December 31, 2008 and 2007, there was no allowance as management believes all accounts are collectible.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as cash on hand, demand deposits, and short-term, highly liquid investments with an original maturity of three months or less. FFS maintains its cash in well-known banks selected based upon management's assessment of the bank's financial stability. Balances periodically exceed the $100,000 federal depository insurance limit; however, the Company has not experienced any losses on deposit.

Capital Lease Assets

Leased property meeting certain criteria is capitalized and the present value of the related lease payment is recorded as a liability. Amortization of capitalized assets is computed on the straight-line method over the term of the lease, which is approximately five years.

Continued

2. Summary of Significant Accounting Policies, continued

Concentrations of Credit Risk

Financial instruments which subject the Company to concentrations of credit risk include cash and cash equivalents and commissions receivable. Commissions receivable arise from the commission earned from the sale of variable annuity and/or mutual fund products to employees of school districts. Collateral is generally not required for credit granted. At December 31, 2008, approximately 75% and 17% of commissions receivable were from two sponsors of variable annuity products. At December 31, 2007, approximately 70% and 18% of commissions receivable were from one sponsor of variable annuity products.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes resulting from temporary differences between financial statement and income tax reporting purposes. The Company files a consolidated federal tax return with its Parent. Based on a tax allocation agreement effective May 30, 2000, the Company's share of the consolidated federal tax liability for each taxable year for which the Company is a member of the consolidated group is determined as if the Company were at all times during the taxable year and all previous years liable for taxation as a separate taxpayer not included or includible in the consolidated group.

During 2008, the Company adopted FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes", an Interpretation of FASB Statement No. 109, which creates a single model to address uncertainty in income tax positions and prescribes the minimum recognition threshold taxation is required to meet before being recognized in the financial statements. FIN 48 also provides guidance related to derecognition, measurement, classification, accounting in interim periods, disclosure, and transition of interest and penalties that may be incurred as a result of uncertain tax positions. In 2008, the impact of FIN 48 on the Company's financial position, cash flows and results of operations is not material, therefore, the Company did not recognize any interest or penalties related to uncertain tax positions.

Defined Benefit Pension Benefits

During 2007, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)". SFAS No. 158 requires balance sheet recognition of the overfunded or underfunded status of pension and postretirement benefit plans. Under SFAS No. 158, actuarial gains and losses, prior service costs or credits, and any remaining transition assets or obligations that have not been recognized under previous accounting standards must be recognized in "Accumulated other comprehensive (loss)/income", net of tax effects, until they are amortized as a component of net periodic benefit cost.

Continued

2. Summary of Significant Accounting Policies, continued

Fair Value of Financial Instruments

The Company includes fair value information in the notes to financial statements when the fair value of its financial instruments is different from the book value. When the book value approximates fair value, no additional disclosure is made.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. Effective beginning in October 2008, SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. The Company has adopted this statement and it did not have a material impact on the Company's results of operations, financial position and cash flows.

3. Deposit With Clearing Organization

The Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization required that a security deposit balance of $10,000 as of December 31, 2008 and 2007 be maintained by the Company and is included in the cash and cash equivalents balance.

4. Income Taxes

For the years ended December 31, 2008 and 2007, the actual income tax expense of $19,744 and $63,347, respectively, approximated the expected income tax expense, based on the statutory tax rate of 35%. The deferred tax asset of $39,297 and $9,753 at December 31, 2008 and 2007, respectively, related primarily to compensated absences and other employee benefit accruals not deductible for tax purposes. There is no difference in federal income tax expense allocated from the parent company at the statutory rate with income taxes recorded in the statements of income for the years ended December 31, 2008 and 2007.

5. Related-Party Transactions

At December 31, 2008 and 2007, the Company had an expense allocation agreement in place with FFC for which the Company reimburses FFC for certain operating expenses incurred, including a management fee of $10,000 per month, which is included in service fee expense in the accompanying statements of income.

At December 31, 2008 and 2007, the Company also had an expense allocation agreement in place with First Financial Administrators, Inc. (FFA), a third-party administrator that performs administrative services related to data processing of securities transactions. The Company reimbursed FFA $24,000 and $22,500 a month during 2008 and 2007, respectively, for these administrative services, which is included in service fee expense in the accompanying statements of income.

As of December 31, 2008 and 2007, the Company had accounts payable of $38,185 and $9,662, respectively, owed to FFC, and $26,007 and $22,500, respectively, owed to FFA. The accounts bear no interest, are payable upon demand, and represent allocations of general operating costs.

Continued

6. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2008, the Company had net capital of $347,042 which is $297,042 in excess of the net capital requirement of $50,000. The Company's ratio of aggregate indebtedness to net capital was 1.36 to 1. The Securities and Exchange Commission permits a ratio for the Company at this time of no greater than 15 to 1.

7. Exemption From Rule 15c3-3

The Company claims the exemptive provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

8. Subordinated Liabilities

The Company had no subordinated liabilities during the years ended December 31, 2008 and 2007. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

9. Capital Lease

Assets under capital leases are capitalized using interest rates appropriate at the inception of the lease. Following is an analysis of assets under capital leases as of December 31, 2008 and 2007:

	2008	2007
Office equipment, at cost	$ 2,055	$ 2,055
Less accumulated amortization	(1,682)	(1,286)
	$ 373	$ 769

Future minimum lease payments for the above assets under capital leases at December 31, 2008 are as follows:

	2009
Total minimum obligations	$ 454
Interest	(10)
Present value of net minimum obligations	444
Current portion of obligation	$ (444)
Long-term obligation	$ -

10. Defined Benefit Pension Plan

The Company is a participating employer in the Retirement Plan of American Fidelity Group (the "Plan") as of January 1, 1999. The Plan is a noncontributory defined benefit plan. Plan contributions are determined in accordance with actuarial methods. The Company's funding policy is to contribute annually the amount necessary to satisfy the Internal Revenue Service's funding standards. Contributions are intended to provide for benefits attributed to date of termination.

During 2008, the Company was affected by a change in the method by which defined benefit costs, liabilities and accumulated other comprehensive (loss)/income were allocated between the First Financial Group of companies participating in the Plan. In previous years, defined benefit costs and accumulated other comprehensive (loss)/income were allocated by the number of employees in the affiliated companies. The allocation method used in 2008 and forward is based on gross payroll of the affiliated companies. The effect of this change was to increase the defined benefit pension plan expense by $19,305 and increase the Company's accumulated other comprehensive losses, net of tax effects, by $41,296. For the years ended December 31, 2008 and 2007, the Company's defined benefit pension plan expense was $28,994 and $6,012, respectively, which is included in employee benefits in the accompanying statements of income, and the Company's accumulated other comprehensive losses, net of tax effects, were $68,463 and $8,779, respectively.

At December 31, 2008 and 2007 the weighted average discount used in determining the actuarial present value of the projected benefit obligation was 5.9% and 5.8%. The rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 5.0% at December 31, 2008 and 2007. The rate of return on plan assets used in determining the present value of the projected benefit obligation at December 31, 2008 and 2007 was 8.0%.

The following table sets forth the Plan's benefit obligations, fair value of plan assets, and funded status at December 31, 2008 and 2007 as follows:

	2008	2007
Accumulated benefit obligation at end of year	$ 208,296	$ 67,102
Change in benefit obligations:		
Benefit obligations at beginning of year	$ 88,001	$ 73,582
Service cost	27,184	9,586
Interest cost	13,661	4,555
Actuarial loss	20,148	2,081
Benefits paid	(9,363)	(1,803)
Benefit obligation at end of year	139,631	88,001
Change in plan assets:		
Fair value of plan assets at beginning of year	67,585	52,759
Actual return on plan assets	(39,365)	7,208
Employer contribution	24,377	9,421
Benefits paid	(9,363)	(1,803)
Fair value of plan assets at end of year	43,234	67,585
Funded status	$ (96,397)	$ (20,416)

Continued

10. Defined Benefit Pension Plan, continued

	2008	2007
Amounts recognized in the statement of financial position consist of:		
Current liabilities	$ -	$ -
Non-current liabilities	(96,397)	(20,416)
Total liabilities	$ (96,397)	$ (20,416)
Amounts recognized in accumulated other comprehensive income consist of:		
Unrecognized actuarial loss	$ 104,040	$ 12,518
Unamortized prior service cost	1,288	989
Total amounts recognized in accumulated other	$ 105,328	$ 13,507
Components of net periodic cost:		
Service cost	$ 27,184	$ 9,586
Interest cost	13,661	4,555
Expected return on plan assets	(14,540)	(4,742)
Amortization of prior service cost	1,205	765
Recognized actuarial loss	1,558	478
Net periodic cost	$ 29,068	$ 10,642
Other changes in plan assets and benefit obligations recognized in other comprehensive income:		
Net actuarial (gain)/loss	$ 74,053	$ (386)
Recognized actuarial gain	(1,558)	(765)
Recognized prior service cost	(1,205)	(478)
Total recognized in other comprehensive income	$ 71,290	$ (1,629)
Amounts to be recognized in expense for the year ending December 31, 2008 and 2007		
Recognized loss	$ 6,402	$ 317
Prior service cost recognized	1,205	478
Total amount to be recognized in expense for the year ending December 31, 2008 and 2007	$ 7,607	$ 795

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the Plan, with accumulated benefit obligations in excess of plan assets were $139,631, $208,296 and $43,234, respectively, as of December 31, 2008.

The discount rate enables the Company to estimate the present value of expected future cash flows on the measurement date. The rate used reflects a rate of return on high-quality fixed income investments that match the duration of expected benefit payments at the December 31 measurement date.

Continued

10. Defined Benefit Pension Plan, continued

Consistent with the Company's investment strategy, the rate used for the expected return on plan assets is based on a number of different factors. Both the historical and prospective long-term expected asset performances are considered in determining the rate of return. While the Company examines performance and future expectations annually, it also views historic asset portfolios and performance over a long period of years before recommending a change. In the short term there may be fluctuations of positive and negative yields year over year, but over the long-term, the return is expected to be approximately 8%.

The asset allocation for the Company's Plan at December 31, 2008 and target allocation for 2009 are as follows:

	Percentage of Plan Assets At December 31, 2008	Target Allocation
Equity securities	61.8%	35% to 45%
Fixed income	35.9%	55% to 65%
Other income	2.3%	
Total	100.0%	

The Company plans to contribute approximately $30,250 to its defined benefit pension plan in 2009. The Company's estimated future benefit payments under its Plan are as follows:

Year Ending December 31,	Benefits
2009	$ 12,334
2010	13,488
2011	31,060
2012	41,989
2013	24,941

SUPPLEMENTARY INFORMATION

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

	2008
Net capital:	
Total shareholder's equity per the accompanying financial statements	$ 555,598
Nonallowable assets:	
Commissions receivable (net of payables)	103,718
Property and equipment	373
Deferred tax asset	39,297
Prepaid expenses	65,168
Total nonallowable assets	208,556
Net capital before haircuts on security positions	347,042
Haircuts on security positions	-
Net capital	347,042
Minimum net capital required (the greater of $50,000 or 6-2/3% of total aggregate indebtedness)	50,000
Excess net capital	$ 297,042
Aggregate indebtedness	471,193
Ratio of aggregate indebtedness to net capital	1.36

Note: Computed regulatory net capital and aggregate indebtedness differ from that disclosed in the FOCUS report filed under X-17A-5 on January 25, 2008 as follows:

	Net capital	Aggregate Indebtedness
Per FOCUS report	$ 423,812	$ 386,802
Postclosing adjustments:		
Increase in long-term pension liability	(57,726)	57,726
Decrease in accrued expenses	(7,318)	7,318
Decrease in commission receivable	(11,726)	-
Per above	$ 347,042	451,846
Commissions payable - nonallowable		19,347
Total aggregate indebtedness		$ 471,193

The accompanying notes are an integral part of these financial statements.

HLB

HAM, LANGSTON & BREZINA, L.L.P.

11550 FUQUA, SUITE 475
HOUSTON, TEXAS 77034
PHONE (281) 481-1040
FAX (281) 481-8485
www.hlb-cpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON THE INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Board of Directors
First Financial Securities of America, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of First Financial Securities of America, Inc. (the "Company") for the year ended December 31, 2008, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-1 3 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Continued

Our consideration of internal controls would not necessarily disclose all matters in internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above, including procedures for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Ham, Langston & Brezina, L.L.P.

Houston, Texas
February 26, 2009